May 17, 2021

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Re:	Caesars Entertainment, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020 (the “Form 10-K”)

Filed March 1, 2021

File No. 001-36629

Dear Ms. Monick:

Caesars Entertainment, Inc. (the “Company”) has received and reviewed the comment in the letter of the United States Securities and Exchange Commission staff (the “Staff”) dated May 4, 2021. The purpose of this letter is to provide the Company’s response to that comment. To assist in your review of the Company’s response, this letter restates completely the Staff comment, which is followed by the response. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32.

1.

It appears that you have identified several key performance metrics. However, it does not appear that you have quantified those metrics in your filing. Please tell us how you determined it was unnecessary to quantify these key performance metrics in your filing.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, while the Company views the key performance metrics described in the Form 10-K as relevant to the analysis of the Company’s business and operations, such metrics were significantly impacted by external events occurring in the year ended December 31, 2020 such that the Company believes that quantification of the identified key performance indicators would not have resulted in disclosure of additional information that is helpful in understanding the Company’s operating trends and results of operations for the relevant period. In particular, the Company’s business and results of operations were materially adversely impacted by the COVID-19 pandemic, which resulted in mandated closures of all of the Company’s properties for a portion of the year and, following the reopening of the Company’s properties, significant limitations on operations that resulted in reduced customer visitation and spend. Restrictions on operations and decreased visitation to the Company’s properties significantly impacted ADR, occupancy, slot handle, table drop and hold in a manner that resulted in a lack of comparability to prior periods and reduced importance of such metrics in evaluating the Company’s performance in the relevant period and the Company’s operating trends. In addition, the consummation of the merger with Caesars Entertainment Corporation dramatically impacted the Company’s operating results for the year ended December 31, 2020, which further diminished the significance and comparability of the identified key performance indicators for the relevant period. The Company currently believes that ADR, occupancy, table games drop, slot handle and win or hold will be relevant to evaluating the Company’s performance in future periods following resumption of normal business operations. However, the Company continues to review the metrics that are relevant to analyzing its results of operations and operating trends, particularly in light of the recent acquisition of Caesars Entertainment Corporation and William Hill PLC and the impact of such newly acquired operations on the Company’s view of its segments, business lines and jurisdictions of operations, and may modify key performance metrics in the future as necessary to reflect changes that management determines are appropriate to understanding the Company’s business. In future filings, including our Form 10-Q for the quarter ending June 30, 2021, we will enhance our disclosures related to the discussion of key performance metrics within Management’s Discussion and Analysis of Financial Condition and Results of Operations with the incorporation of the additional information included below or such other information as is appropriate to reflect changes to the relevant key performance metrics. The italicized information added to the paragraph below is an example of such enhanced disclosure.

“Key performance metrics include volume indicators such as table games drop and slot handle, which refer to amounts wagered by our customers. The amount of volume we retain, which is not fully controllable by us, is recognized as casino revenues and is referred to as our win or hold. Slot win percentage is typically in the range of approximately 9% to 10% of slot handle, and table game hold percentage is typically in the range of approximately 17% to 22% of table game drop. In addition, hotel occupancy and price per room designated by average daily rate (“ADR”) are key indicators for our hotel business. Our calculation of ADR consists of the average price of occupied rooms per day including the impact of resort fees and complimentary rooms. Complimentary room rates are determined based on an analysis of retail or cash rates for each customer segment and each type of room product to estimate complimentary rates which are consistent with retail rates. Complimentary rates are reviewed at least annually and on an interim basis if there are significant changes in market conditions. Complimentary rooms are treated as occupied rooms in our calculation of hotel occupancy. For the period from January 1, 2018 to December 31, 2019, which we consider relevant because it reflects normalized operations in a period that was not impacted by the COVID-19 public health emergency, the occupancy rate and ADR for Former Caesars’ Las Vegas properties ranged from 92.5% to 97.5% and $140 to $157, respectively. We do not consider occupancy and ADR to be key performance metrics for our business outside of Las Vegas.”

We expect that our discussion of results of operations in future filings will refer to key performance metrics to the extent that our results of operations for the relevant period were impacted by variance in one or more key performance metrics for such period compared to the expected range for the applicable metric based on historical periods.

Should you have any questions, please do not hesitate to contact the undersigned at (702) 880-4737.

Sincerely,

/s/ Bret Yunker

Bret Yunker

Chief Financial Officer

cc:	Stephanie Lepori, Chief Administrative and Accounting Officer

Deborah Conrad, Milbank LLP